**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated May 15, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __    **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __    **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    **No X**

Enclosure: Press release:  **ANGLOGOLD ASHANTI ANNOUNCES CHANGE TO THE BOARD OF DIRECTORS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

**15 May 2018**

<span style="color:orange">**NEWS RELEASE**</span>

## AngloGold Ashanti Announces Change to the Board of Directors

(JOHANNESBURG – PRESS RELEASE) – In compliance with paragraph 3.59(b) of the JSE Listings Requirements, shareholders are advised of the resignation of Ms. Sindiswa Zilwa, as a non-executive director, with effect from 15 May 2018, for personal reasons.  The Board of Directors of AngloGold Ashanti extends its thanks to Ms. Zilwa for her contribution.

**ENDS**

**Johannesburg**

**JSE Sponsor:** Deutsche Securities (SA) Proprietary Limited

## CONTACTS

**Media**

| | | |
|---|---|---|
| **Chris Nthite** | +27 11 637 6388/+27 83 301 2481 | **cnthite@anglogoldashanti.com** |
| **Stewart Bailey** | +27 81 032 2563 / +27 11 637 6031 | **sbailey@anglogoldashanti.com** |
| **General inquiries** | | **media@anglogoldashanti.com** |

**Investors**

| | | |
|---|---|---|
| **Stewart Bailey** | +27 81 032 2563 / +27 11 637 6031 | **sbailey@anglogoldashanti.com** |
| **Sabrina Brockman** | +1 646 880 4526/ +1 646 379 2555 | **sbrockman@anglogoldashanti.com** |
| **Fundisa Mgidi** | +27 11 6376763 / +27 82 821 5322 | **fmgidi@anglogoldashanti.com** |

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 15, 2018

By:     /s/ M E SANZ PEREZ

Name:  M E Sanz Perez

Title:   EVP: Group Legal, Commercial & Governance